Launching Now: Lynette Yiadom-Boakye Inbox ×

M **Masterworks** <notification@masterworks.com>
to selbedeiwy+masterworks

Hi ,

We've just launched a new Lynette Yiadom-Boakye offering—and at $182k, it's the lowest entry point we've ever offered for her market.

Since you haven't invested in Yiadom-Boakye before, here's why we believe she matters:

- Institutional demand is firmly established, with major exhibitions at the Tate, the Guggenheim Bilbao, and other leading museums.
- Her overall auction market has scaled at a compelling rate, growing from roughly $1M in annual auction turnover in 2015 to $6M in 2025, with a peak of $13M in 2024.
- Her record price has compounded at 38% annually, rising from $89k in 2013 to $3.6M as of 2026.

On Masterworks, we've previously exited a Yiadom-Boakye work with a 17% total net return after 144 days. Past performance not indicative of future returns. Works similar to our offering have appreciated 22.5% annually from 2014–2025.

This new launch offers access to her market at a meaningfully lower price point than we've recently seen.

View the details and review the offering circular below.

Thanks,

The Masterworks Team
—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Previous Masterworks exit featuring artwork by Lynette Yiadom-Boakye not included in set of similar sales to live offering (Masterworks 521). Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Masterworks has offered investments in over 500 works and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

Museum affiliation with artists is not an endorsement of Masterworks.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.